RED METAL RESOURCES LTD.

January 22, 2009

VIA EDGAR

Mr. Karl Hiller, Branch Chief
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Red Metal Resources Ltd.
Form 10-KSB for Fiscal Year Ended January 31, 2008
Filing Date:  May 13, 2008
Your File:  0-52055

Dear Mr. Hiller:

This letter is in response to your letter dated January 9, 2009.  On January 20, 2009 Red Metal Resources Ltd. filed Amendment No. 1 (the “Amendment”) to the Annual Report on Form 10-KSB for the fiscal year ended January 31, 2008.  The Amendment includes a revised audit report from Mendoza Berger & Company, LLP indicating that Mendoza Berger audited our activity accumulated from January 10, 2005, the date of inception, to January 31, 2008.  The revised audit report responds to the single comment included in your letter which states:

We note that you present as audited the cumulative information from your inception date through January 31, 2008 in your financial statements.  Your prior auditors indicate in their audit report that they audited the activity accumulated from January 10, 2005, date of inception, to January 31, 2007.  However, your current auditors do not mention the cumulative information in their audit report.  If you wish to present your cumulative information as audited, please obtain and file a revised audit report from your current accountants that extends audit coverage to the cumulative period through January 31, 2008, with or without reference to the work of prior auditors, as appropriate.  Otherwise it will be necessary for you to amend your filing to re-label the cumulative information in your financial statements and related notes (e.g. column headers in your Statements of Operations and Statements of Cash Flows, and the corresponding sections within your Statement of Shareholders’ (Deficit) Equity) as “un-audited.”

In making this response we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Mr. Karl Hiller, Branch Chief
United States Securities and Exchange Commission
January 22, 2009

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, please do not hesitate to contact the undersigned.

Very truly yours,

RED METAL RESOURCES LTD.

By:	/s/ John DaCosta
John DaCosta Chief Financial Officer

cc:  Ms. Tracie Towner